UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*1

SANDRIDGE PERMIAN TRUST

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

80007A102

(CUSIP Number)

Stephen C. Pugh

President and Chief Executive Officer

Avalon Energy, LLC

5000 Quorum Drive, Suite 205

Dallas, Texas 75254

(212) 446-8166

Dickie D. Hunter

President

Montare Resources I, LLC

400 East Las Colinas Blvd., Suite 680

Irving, Texas 75039

(214) 676-4434

with a copy to:

W. Phillip Whitcomb, Esq. Munsch Hardt Kopf & Harr, P.C. 500 N. Akard Street #3800 Dallas, Texas 75201 (214) 855-7556	Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This filing constitutes Amendment No. 4 for Avalon Energy, LLC, and Amendment No. 3 for Montare Resources I, LLC.

CUSIP No. 80007A102

1.	Names of Reporting Persons Avalon Energy, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,125,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,125,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,125,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.00%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80007A102

1.	Names of Reporting Persons Montare Resources I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,265,688
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,265,688
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (See Instructions) OO

This Amendment to Schedule 13D (as amended, this “Schedule 13D”) relates to Common Units of Beneficial Interest (“Common Units”) of SandRidge Permian Trust, a Delaware statutory trust (the “Issuer”). This Schedule 13D amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) by Avalon Energy, LLC and Montare Resources I, LLC, by furnishing the information set forth below. Except as otherwise specified in this Schedule 13D, all previous Items of the Schedule 13D previously filed with the Commission are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.

Item 3.	Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“Through various open market purchases between September 8, 2020 and September 10, 2020, Montare expended an aggregate of approximately $495,899 (excluding fees and commissions) to acquire 1,265,688 Common Units. The funds used for the purchase of these Common Units reported in this Schedule 13D were derived from general working capital of Montare.”

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

“Other than as set forth in Annex A hereto, there have been no transactions in the class of reported securities that were effected by the Reporting Persons during the past sixty (60) days or since the most recent filing of Schedule 13D, whichever is less.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2020

AVALON ENERGY, LLC

By:	/s/ A. Brandon Hall
Name:	A. Brandon Hall
Title:	Executive Vice President and Chief Financial Officer

MONTARE RESOURCES I, LLC

By:	/s/ Dickie D. Hunter
Name:	Dickie D. Hunter
Title:	President

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF SANDRIDGE PERMIAN TRUST

Reporting Person	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Common Unit (1)
Montare Resources I, LLC	09/08/2020	Open Market Purchases	349,902	$0.3853	(2)
Montare Resources I, LLC	09/09/2020	Open Market Purchases	742,700	$0.3931	(3)
Montare Resources I, LLC	09/10/2020	Open Market Purchases	173,086	$0.3994	(4)

(1)	Excluding fees and commissions.
(2)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.3435 to $0.40 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(3)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.34 to $0.40 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(4)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.398 to $0.40 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.